United States securities and exchange commission logo





                              March 14, 2022

       Cheng Chen
       Chief Executive Officer
       Chanson International Holding
       No. 26 Culture Road, Tianshan District
       Urumqi, Xinjiang, China

                                                        Re: Chanson
International Holding
                                                            Amendment No. 4 to
Registration Statement on Form F-1
                                                            Filed January 27,
2022
                                                            File No. 333-254909

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 4 to Form F-1 Filed on January 27, 2022

       Prospectus Summary
       Selected Condensed Consolidated Financial Schedule of Chanson International and Its
       Subsidiaries and VIEs, page 15

   1. We note that your condensed consolidated financial schedules do not present certain major lines items.
Please revise your condensed consolidated financial schedules to present additional
major line items such as cost of revenue, equity in earnings (loss) of subsidiaries and VIEs,
and related subtotals, and disaggregated intercompany amounts, such as separate line
items for intercompany revenues, receivables, and payables based on fees the WFOE is
entitled to under certain contractual agreements that comprise the VIE agreements. The
objective of the disclosure is to allow an investor to evaluate the nature of assets held by, and
the operations of, entities apart from the VIEs, as well as the nature
 Cheng Chen
Chanson International Holding
March 14, 2022
Page 2
      and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosures about such amounts should be included in order to make the information presented not misleading. Please also revise the condensed consolidated financial schedules to provide separate columns for the WFOEs that are the primary beneficiary of the VIEs.

        You may contact Ernest Greene at (202) 551-3733 or Anne McConnell at
(202) 551-3709
if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram, Legal Branch Chief, at
(202) 551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameCheng Chen
                                                          Division of
Corporation Finance
Comapany NameChanson International Holding
                                                          Office of
Manufacturing
March 14, 2022 Page 2
cc:       Ying Li
FirstName LastName